UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             EarthLink Network, Inc.
                ------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                ------------------------------------------------
                         (Title of Class of Securities)

                                    270322100
                            -----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                 ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 22, 1997
                         ------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].** (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 29 Pages
                             Exhibit Index: Page 23


-----------------

** A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for
        Schedule 13D.

                                                              Page 2 of 29 Pages

                                  SCHEDULE 13D

CUSIP No. 270322100


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QUANTUM INDUSTRIAL PARTNERS LDC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Cayman Islands

                      7      Sole Voting Power
  Number of                         1,058,063
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,058,063
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,058,063

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             11.13%

14      Type of Reporting Person*

               OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 29 Pages

                                  SCHEDULE 13D

CUSIP No. 270322100


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH MANAGEMENT INVESTOR, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         1,058,063
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
   Each
  Reporting           9      Sole Dispositive Power
   Person                           1,058,063
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,058,063

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             11.13%

14      Type of Reporting Person*

               PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 29 Pages

                                  SCHEDULE 13D

CUSIP No. 270322100


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH MANAGEMENT, INC.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         1,058,063
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
   Each
  Reporting           9      Sole Dispositive Power
   Person                           1,058,063
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,058,063

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             11.13%

14      Type of Reporting Person*

               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 29 Pages

                                  SCHEDULE 13D

CUSIP No. 270322100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               SOROS FUND MANAGEMENT LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         1,058,063
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,058,063
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,058,063

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             11.13%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 29 Pages

                                  SCHEDULE 13D

CUSIP No. 270322100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               GEORGE SOROS (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         238,145
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          1,058,063
    Each
  Reporting           9      Sole Dispositive Power
   Person                           238,145
    With
                      10     Shared Dispositive Power
                                    1,058,063

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,296,208

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             13.60%

14      Type of Reporting Person*

               IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 29 Pages

                                  SCHEDULE 13D

CUSIP No. 270322100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               STANLEY F. DRUCKENMILLER (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         179,227
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          1,058,063
    Each
  Reporting           9      Sole Dispositive Power
   Person                           179,227
    With
                      10     Shared Dispositive Power
                                    1,058,063

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,237,290

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             13.01%

14      Type of Reporting Person*

               IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 29 Pages

                                  SCHEDULE 13D

CUSIP No. 270322100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               DUQUESNE CAPITAL MANAGEMENT, L.L.C.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Pennsylvania

                      7      Sole Voting Power
  Number of                         154,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
   Each
  Reporting           9      Sole Dispositive Power
   Person                           154,000
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    154,000

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             1.63%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 29 Pages

               This Statement on Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of EarthLink Network, Inc. (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report recent acquisitions of Shares of the Issuer as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares.


Item 1.        Security and Issuer.

               This Statement relates to the Shares. The address of the principal executive office of the Issuer is 3100 New York Drive, Pasadena, California 91107.

Item 2.        Identity and Background.

        This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

        i)     Quantum Industrial Partners ("QIP");

        ii)    QIH Management Investor, L.P. ("QIHMI");

        iii)   QIH Management, Inc. ("QIH Management");

        iv)    Soros Fund Management LLC ("SFM LLC");

        v)     Mr. George Soros ("Mr. Soros");

        vi)    Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"); and

        vii)   Duquesne Capital Management, L.L.C. ("Duquesne LLC").

               This Statement relates to the Shares held for the accounts of QIP, Mr. Soros, Mr. Druckenmiller and the Duquesne LLC Clients (as defined herein).

                              The Reporting Persons

QIP, QIHMI and QIH Management
-----------------------------

               QIP is a Cayman Islands exempted limited duration company with its principal address at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The principal business of QIP is investment in securities. Current information concerning the identity and background of the directors and officers of QIP is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

               QIHMI, an investment advisory firm organized as a Delaware limited partnership, is a minority shareholder of, and (pursuant to constituent documents of QIP) is vested with investment discretion with respect to the portfolio assets held for the account of, QIP. The principal business of QIHMI is to provide management and advisory services to, and to invest in, QIP. QIH Management, a Delaware corporation of which Mr. Soros is the sole shareholder, is the sole general partner of QIHMI. The principal business of QIH Management

                                                             Page 10 of 29 Pages


is to serve as the sole general partner of QIHMI. QIHMI and QIH Management have their principal offices at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. QIHMI, by reason of its investment discretion over the securities owned by QIP, and QIH Management, as the sole general partner of QIHMI, may each be deemed the beneficial owner of the Shares held for the account of QIP for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act").

               Mr. Soros has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC, which agreement to so act shall terminate upon the earlier of (a) the assignment to SFM LLC of the legal and beneficial ownership interest in QIH Management and (b) the assignment to SFM LLC of the general partnership interest in QIHMI (the "QIP Contract").


SFM LLC, Mr. Soros, Mr. Druckenmiller and Duquesne LLC
------------------------------------------------------

               The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. SFM LLC, a Delaware limited liability company, has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"). Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex B hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors (the executive officers) of SFM LLC. Mr. Paul McNulty, a Managing Director of SFM LLC, is also a member of the Board of Directors of the Issuer.

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

               The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office. Mr. Druckenmiller also owns a 75% interest in, and is the sole managing member of, Duquesne LLC, an investment advisory firm. Duquesne LLC, a
Pennsylvania limited liability company, has its principal offices at 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241-2591. Its principal business is to serve, pursuant to contract, as a discretionary investment advisor to a limited number of institutional clients (the "Duquesne LLC Clients"). Set forth in Annex C hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the executive officers of Duquesne LLC.

               Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, pursuant to the provisions of the QIP Contract, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of the Shares held for the account of QIP.

                                                             Page 11 of 29 Pages

               Pursuant to regulations promulgated under Section 13(d) of the Act, each of Duquesne LLC and Mr. Druckenmiller, by virtue of his interest in, and position as sole managing member of, Duquesne LLC, may be deemed a beneficial owner of the Shares held for the accounts of the Duquesne LLC Clients as a result of the contractual authority of Duquesne LLC to exercise voting and dispositive power with respect to such securities.

               During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3.        Source and Amount of Funds or Other Consideration.

               QIP expended approximately $5,005,000 of its working capital to purchase the Shares reported herein as being acquired in the last 60 days.
Duquesne LLC expended approximately $2,002,000 of the working capital of the Duquesne LLC Clients to purchase the Shares reported herein as being acquired in the last 60 days.

               The securities held for the accounts of QIP, Mr. Soros, Mr. Druckenmiller, the SFM Clients and/or the Duquesne LLC Clients may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the accounts of QIP, Mr. Soros, Mr. Druckenmiller and/or the Duquesne LLC Clients were acquired or disposed of for investment purposes. Neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

               SFM LLC, Mr. Soros and Mr. Druckenmiller reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the SFM Clients, market conditions or other factors.

               Mr. Druckenmiller and Duquesne LLC reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposal regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Duquesne LLC Clients, market conditions or other factors.

               In addition, Mr. Soros and Mr. Druckenmiller reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate

                                                             Page 12 of 29 Pages


other purposes, plans or proposals regarding the Issuer or any of its securities held for their personal accounts, to the extent deemed advisable in light of market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

                    (a) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of the 1,058,063 Shares (approximately 11.13% of the total number of Shares which would be outstanding assuming the exercise of all of the warrants held for the account of QIP). This number includes 991,363 Shares and 66,700 Shares issuable upon the exercise of 66,700 currently exercisable warrants held for the account of QIP.

                         (ii) Mr.  Soros may be deemed the  beneficial  owner of
1,296,208 Shares (approximately 13.60% of the total number of Shares which would be outstanding assuming the exercise of all of the warrants held for his personal account and the account of QIP). This number includes (A) 214,545 Shares and 23,600 Shares issuable upon the exercise of 23,600 currently exercisable warrants held directly for his personal account and (B) 991,363
Shares and 66,700 Shares issuable upon the exercise of 66,700 currently exercisable warrants held for the account of QIP.

                         (iii) Mr.  Druckenmiller  may be deemed the  beneficial
owner of 1,237,290 Shares (approximately 13.01% of the total number of Shares which would be outstanding assuming the exercise of all of the warrants held for his personal account and the account of QIP). This number includes (A) 22,727 Shares and 2,500 Shares issuable upon the exercise of 2,500 currently exercisable warrants held directly for his personal account, (B) 154,000 Shares held for the accounts of the Duquesne LLC Clients and (C) 991,363 Shares and 66,700 Shares issuable upon the exercise of 66,700 currently exercisable warrants held for the account of QIP.

                         (iv) Duquesne LLC may be deemed the beneficial owner of
the  154,000   Shares  held  for  the  accounts  of  the  Duquesne  LLC  Clients
(approximately 1.63% of the total number of Shares outstanding).

                    (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP contract) may be deemed to have the sole power to direct the voting and disposition of the 1,058,063 Shares held for the account of QIP (assuming the exercise of all of the warrants held for the account of QIP).

                         (ii)  Each of Mr.  Soros  and Mr.  Druckenmiller,  as a
result of their positions with SFM LLC, may be deemed to have shared power to direct the voting and disposition of the 1,058,063 Shares held for the account of QIP (assuming the exercise of all of the warrants held for the account of QIP).

                         (iii) Mr.  Soros has the sole power to vote and dispose
of the 238,145 Shares held for his personal account (assuming the exercise of all of the warrants held for his personal account).

                         (iv) Mr.  Druckenmiller  has the sole power to vote and
dispose of the 25,227 Shares held for his personal account (assuming the exercise of all of the warrants held for his personal account).

               Pursuant to contracts with the Duquesne LLC Clients, and as a result of the position held by Mr. Druckenmiller with Duquesne LLC, each of

                                                             Page 13 of 29 Pages


Duquesne LLC and Mr. Druckenmiller may be deemed to have the sole power to direct the voting and disposition of the 154,000 Shares held for the accounts of the Duquesne LLC Clients.

                    (c) Except for the transactions listed on Annex D hereto, there have been no transactions effected with respect to the Shares since December 5, 1996 (60 days prior to the date hereof) by any of the Reporting Persons or the Duquesne LLC Clients.

                    (d) (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                         (ii) Mr. Soros has the sole right to participate in the
receipt of dividends from, or proceeds from the sale of, the Shares held for his personal account.

                         (iii)  Mr.   Druckenmiller   has  the  sole   right  to
participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for his personal account.

                         (iv)  The  Duquesne  LLC  Clients  have  the  right  to
participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for their accounts.

                    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               On September 10, 1996, each of QIP, Mr. Soros and Mr. Druckenmiller, and others, entered into an Amended and Restated Stock Purchase Agreement (the "Stock Purchase Agreement") with the Issuer, a copy of which is attached hereto as Exhibit E and incorporated herein by reference in response to this Item 6, pursuant to which they purchased shares of Series A Convertible Preferred Stock ("Series A Stock"). The Series A Stock automatically converted into Shares on a one-for-one basis at the time of the Issuer's initial public offering (the "IPO"). As set forth in Section 3.6 of the Stock Purchase Agreement, disposition of the Series A Stock, as well as the underlying Shares that are currently outstanding, is prohibited unless: (i) an effective Registration Statement so permits (ii) the holder of the Series A Stock provides the Issuer with information as specified in Section 3.7(b) thereof, or (iii) the holder falls within a number of exceptions pertaining to transfer of the securities as specified in Section 3.7(c) thereof.

               The Issuer executed a Registration Rights Agreement for the benefit of QIP, Mr. Soros and Mr. Druckenmiller, among others, dated June 1, 1996, as amended (the "Registration Rights Agreement"), in connection with the acquisition of certain Restricted Shares (as defined in the Registration Rights Agreement), which term includes the Series A Stock and their underlying Shares, all of which are currently outstanding, a copy of which is attached hereto as Exhibit F and incorporated herein by reference in response to this Item 6. The Registration Rights Agreement provides that after its IPO the Issuer will use its best efforts to qualify for registration on Form S-3 or any successor form, and that holders of Restricted Shares have certain rights, subject to restrictions, pertaining to their ability to demand that the Issuer register the Restricted Shares under the Securities Act.

                                                             Page 14 of 29 Pages

               The Registration Rights Agreement contains other provisions relating to registration procedures, indemnification and contribution and other matters, all of which are incorporated herein by reference.

               The Warrant to Purchase  Common  Stock dated  September  10, 1996
(the "Warrant") issued to each of QIP, Mr. Soros and Mr. Druckenmiller, in the form attached hereto as Exhibit G and incorporated herein by reference in response to this Item 6, provides that the holder thereof may exercise it and be issued Shares on a two-for-one basis, in whole or in part, at any time prior to September 10, 2001, at an exercise price of $5.50 per Share, subject to adjustment in the event of certain capital transactions by the Issuer. The Warrant also provides for certain restrictions of transferability, and exceptions thereto, as well as "piggyback" registration rights. Subsequent to the date of the issuance of the Warrant, and prior to the IPO, the Issuer effected a one-for- two reverse stock split which increased the exercise price of the warrants to $11.00 per Share. All Warrants reported herein reflect the two-for-one reverse stock split.

               Pursuant to a Letter Agreement (the "Letter Agreement") between the Issuer, Invemed Associates, Inc., the underwriter of the IPO ("Invemed") and each of QIP, Mr. Soros and Mr. Druckenmiller, and others, in the form attached hereto as Exhibit H and incorporated herein by reference in response to this
Item 6, each of QIP, Mr. Soros and Mr. Druckenmiller have agreed that for a period of 365 days after the IPO, which occurred on January 22, 1997, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Shares or securities convertible into or exchangeable or exercisable for any Shares, or publicly disclose the intention to make any such offer, sale, pledge or disposal without the prior written consent of Invemed.

               From time to time, each of the Reporting Persons, the SFM Clients and/or the Duquesne LLC Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws or otherwise permitted by the Letter Agreement, each of the Reporting Persons, the SFM Clients and/or the Duquesne LLC Clients may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as described above, the Reporting Persons and the SFM Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.


Item 7.        Material to be Filed as Exhibits.

               A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               C. Joint Filing Agreement dated February 3, 1997 by and among QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros, Mr. Druckenmiller and Duquesne LLC.

               D. Power of Attorney dated May 23, 1996 granted by QIP in favor of Mr. Gary Gladstein,

                                                             Page 18 of 29 Pages

Mr. Sean Warren and Mr. Michael Neus.
-------------------------------------

               E. Amended and Restated Stock Purchase Agreement dated September 10, 1996 among the Issuer, QIP, Mr. Soros, Mr. Druckenmiller et al. (filed as
Exhibit 10.18 to Amendment No. 2 to the Issuer's Form S-1 (Registration No. 333-1578) and incorporated herein by reference).

               F. Registration Rights Agreement dated June 1, 1996, and all amendments thereto, executed by the Issuer for the benefit of QIP, Mr. Soros and Mr. Druckenmiller, among others (filed as Exhibit 4.4 to Amendment No. 2 to the Issuer's Form S-1 (Registration No. 333-1578) and incorporated herein by reference).

               G. Form of Warrant issued to each of QIP, Mr. Soros, Mr. Druckenmiller et al. (filed as Exhibit 10.18(a) to Amendment No. 2 to the Issuer's Form S-1 (Registration No. 333-1578) and incorporated herein by reference).

               H. Form of the Letter Agreement addressed to the Issuer and Invemed, from each of QIP, Mr. Soros and Mr. Druckenmiller et al.

                                                             Page 16 of 29 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     February 3, 1997

                                        QUANTUM INDUSTRIAL PARTNERS LDC


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        QIH MANAGEMENT INVESTOR, L.P.

                                        By:  QIH Management, Inc.,
                                             its General Partner


                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Vice President


                                        QIH MANAGEMENT, INC.

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Vice President


                                        SOROS FUND MANAGEMENT LLC


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                             Page 17 of 29 Pages



                                        STANLEY F. DRUCKENMILLER


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                        By:  /S/ GERALD KERNER
                                             ----------------------------------
                                             Gerald Kerner
                                             Managing Director

                                                             Page 15 of 29 Pages


                                     ANNEX A

            Directors and Officers of Quantum Industrial Partners LDC

Name/Title/Citizenship         Principal Occupation       Business Address

Curacao Corporation            Managing Director of       Kaya Flamboyan 9
Company N.V.                   Netherlands Antilles       Willemstad
  Managing Director            corporations               Curacao,
  (Netherlands Antilles)                                  Netherlands Antilles

Inter Caribbean Services       Administrative services    Citco Building
Limited                                                   Wickhams Cay
  Secretary                                               Road Town
  (British Virgin Islands)                                Tortola
                                                          British Virgin Islands

                                                             Page 19 of 29 Pages

                                     ANNEX B


               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC, as well as the number of Shares, if any, held for the account of each:

                                                     Number of Shares
                                                    ----------------

Scott K. H. Bessent
Walter Burlock
Brian J. Corvese
Jeffrey L. Feinberg
Arminio Fraga.............................................. 2,523/1/
Gary Gladstein............................................. 7,443/2/
Robert K. Jermain.......................................... 2,523/3/
David N. Kowitz
Alexander C. McAree
Paul McNulty............................................... 504/4/
Gabriel S. Nechamkin
Steven Okin
Dale Precoda
Lief D. Rosenblatt
Mark D. Sonnino
Filiberto H. Verticelli
Sean C. Warren............................................. 2,018/5/

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

          (a) The consideration used for purchasing the Shares reported above was the personal funds of each of the Managing Directors who purchased such Shares.

          (b) All of the Shares reported above were acquired for investment purposes.

          (c) Each of the Managing Directors (i) holds the Shares reported above as being held for his or her own account, (ii) has the sole power to vote or dispose of such Shares and has the right to receive the dividends from, or proceeds from the sale of, the Shares, and (iii) has not effected any transactions in the Shares since December 5, 1996 (60 days prior to the date hereof).



--------

/1/       This  number  includes  2,273  Shares  and 250  currently  exercisable warrants.
/2/       This  number  includes  6,818  Shares  and 625  currently  exercisable warrants.
/3/       This  number  includes  2,273  Shares  and 250  currently  exercisable warrants.
/4/       This number includes 454 Shares and 50 currently exercisable warrants.
/5/ This number includes 1,818 Shares and 200 currently exercisable warrants.

                                                             Page 20 of 29 Pages

          (d) Except for the Stock Purchase Agreement, the Registration Rights Agreement, the Warrant and the Letter Agreement, which are incorporated herein by reference, none of the Managing Directors has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

               An aggregate of 45,455 Shares and 5,000 Warrants are held in five separate irrevocable trusts for the children of Mr. Soros, one of the trustees of which is Mr. Gary Gladstein. The Reporting Persons disclaim beneficial ownership of any shares held in the aforementioned trusts for the benefit of the children of Mr. Soros.

                                                             Page 21 of 29 Pages

                                     ANNEX C


          The following is a list of all of the persons who serve as executive officers of Duquesne LLC (other than Stanley Druckenmiller):


                          Michael A. Shay ("Mr. Shay")

                          Gerald Kerner ("Mr. Kerner")


          Mr. Shay is a United States citizen whose principal occupation is serving as a Managing Director of Duquesne LLC. Mr. Shay's business address is Duquesne Capital Management, L.L.C., 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241.

          Mr. Kerner is a United States citizen whose principal occupation is serving as a Managing Director of Duquesne LLC. Mr. Kerner's business address is Duquesne Capital Management, L.L.C., 888 Seventh Avenue, 32nd Floor, New York, New York 10106.

                                                             Page 22 of 29 Pages


                                                 ANNEX D

                                RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                        EARTHLINK NETWORK, INC./6/



                                Date of          Nature of
For the Account of            Transaction       Transaction      Number of Shares     Price Per Share
------------------            -----------       -----------      ----------------     ---------------

QIP/7/                          1/22/97          PURCHASE             385,000               $13.00



Duquesne Clients/8/             1/22/97          PURCHASE             154,000               $13.00











--------

/6/       All of the Shares reported  herein,  excluding those set forth in this Annex D, were originally acquired shares of Series A Convertible Preferred Stock which were automatically converted into
          Shares on a  one-for-one basis at the time of the  Issuer's  IPO after a reverse  two-for-one stock split.
/7/       This  acquisition  directly from the  underwriter  was effected at the direction of SFM LLC and represents a purchase of Shares in the Issuer's IPO.
/8/       This  acquisition  directly from the  underwriter was effected at the direction of Duquesne LLC and represents a purchase of Shares in the Issuer's IPO.

                                                             Page 23 of 29 Pages

                                  EXHIBIT INDEX

                                                                       Page No.
                                                                      ---------

A.   Power of  Attorney  dated  as of  January  1,  1997
     granted  by Mr.  George  Soros in favor of Mr.  Sean C.
     Warren and Mr. Michael C. Neus...................................... 24

B.   Power of  Attorney  dated  as of  January  1,  1997
     granted by Mr. Stanley F. Druckenmiller in favor of Mr.
     Sean C. Warren and Mr. Michael C. Neus.............................. 25

C.   Joint Filing Agreement dated February 3, 1997 by and
     among Quantum  Industrial  Partners LDC, QIH Management
     Investor,  L.P.,  QIH  Management,   Inc.,  Soros  Fund
     Management  LLC,  Mr.  George  Soros,  Mr.  Stanley  F.
     Druckenmiller and Duquesne Capital  Management,  L.L.C.............. 26

D.   Power of  Attorney  dated May 23,  1996  granted by
     Quantum  Industrial  Partners  LDC in favor of Mr. Gary
     Gladstein,    Mr.   Sean   Warren   and   Mr.   Michael
     Neus................................................................ 28

H.   Form of the Letter Agreement  addressed to EarthLink
     Network, Inc. and Invemed Associates, Inc. from each of
     Quantum  Industrial  Partners LDC, Mr. George Soros and
     Mr. Stanley Druckenmiller et al..................................... 29